Aldeasa

Eugenio Andrades
Director de Estrategia y Planificación

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
USA

9th July 2002

Information Furnished pursuant to Rule 12 g 3-2 under the Securities Exchange Act of 1934

Dear Sirs,

In order to comply with the established procedures, we are enclosing the information that has recently been made public by Aldeasa, S.A. ("the company") pursuant to Spanish Law (File number 82-4774).

We hope the information we are sending it is as required, but in case you need further details please contact,

Mr. Eugenio Andrades Yunta
Head of Corporate Development
& Investor Relations
Ayala, 42
28001-Madrid
Tl: nº: 34.91.436.70.59
Fax nº: 34. 91.435.52.00

Yours faithfully

dlw 7/29

Eugenio Andrades Yunta

1.- NOTICE OF GENERAL SHAREHOLDERS MEETING:

The notice was published in the newspaper "Expansion" on 29 May 2002 and "BORME" on the same date.

a) Date of the meeting: 14 June 2002 at 13,00 p.m. at Edificio Mapfre, Auditorio, Portal B, 2nd floor, General Perón nº 40, Madrid, at first call, and on 17 June 2001 al the same time and place, at second call.

b) Agenda for the meeting:

(i) Approval of the annual account and Directors report with respect of the company and the dependent companies for 2001 together with the proposal for the application of profits.

(ii) Approval of the activities carried out by the Board of Directors on 2001.

(iii) Re-election of the members of the Board of Directors.

(iv) Renewal of the authorization in favour of the Board of Directors to approve capital increase.

(v) Renewal of the authorization in favour of the Board of Directors for acquisition of own shares.

(vi) Approval for application an Stock Option Plan in favour of managing personnel and other employees of the Company.

(vii) Designation of Auditor for the Annual accounts (individual and consolidated accounts).

2.- 2001 ANNUAL REPORT:

- Notification filed with CNMV on 28 February 2002. Presentation of Annual Results corresponding to 2001 year.

- Notification filed with CNMV on 29 May 2002. The Annual Report contains the audited Annual Accounts and the Director's Report in respect of the Company and its dependent companies for economical year 2001 together with the proposal for the application of profits.

The 2001 Annual Report contains the following documentation:

- Annual Accounts. These Accounts contain Balance sheet, Profit & Loss account and the notes referred to the account, commenting on the Balance sheet and Profit & Loss account.

- Director´s report on the development of the business and the position of the Company.

3.- QUARTERLY REPORT

- Notification filed with CNMV on 14 May 2002. Presentation of 1st quarter results corresponding to 2002 year.

4. PAYMENT OF DIVIDEND:

- Notification filed with CNMV on 29 January 2002 (rectified 5 february 2002). The payment of dividend was done on 20 February 2002 to the shareholders, amounting to 0,25 euros gross per share (0,205 euros net)

- Notification filed with CNMV on 18 April 2002. The payment of dividend was done on 21 May 2002 to the shareholders, amounting to 0,30 euros gross per share (0,246 euros net)

- Notification filed with CNMV on 9 July 2002. The payment of a complementary dividend (agreed by the General Meeting) was done on 15 July 2002 to the shareholders, amounting to 0,132544 euros gross per share.

5.- NOTIFICATION OF SIGNIFICANT EVENTS:

- Notification filed with CNMV on 16 January 2002. Aldeasa and Cortefiel entered into a joint venture agreement for the distribution of textile goods at Spanish Airports.

- Notification filed with CNMV on 25 March 2002. The Spanish Administrative Competition Court refused the remedy filed by The Tie

Gallery España, S.A. against Aldeasa, confirming the position maintained by the latter since the beginning.

- Notification filed with CNMV on 14 May 2002. Aldeasa and Corporación Agrolimen entered into an agreement by way of which Aldeasa acquired the whole share capital of Foodlasa, S.L. and Corporación Agrolimen acquired the whole share capital of Foodstation, S.L.

6.- RESOLUTIONS RELATING TO THE APPOINTMENT OF MEMBERS OF THE BOARD OF DIRECTORS:

- Notification filed with CNMV on 19 June 2002. The Shareholders General Meeting held on 17 June 2002 approved to re-elect, for a period of 5 years, Mr. Fernando Labad Sasiaín, Mr. Juan Domínguez Hocking, Mr. Juan Rizo Escosa, Mr. José Riva Francos, Mr. Alfredo Nicolás Ens, Mr. Manuel Gil de Santivañes and Mr. Miguel Calvillo Urabayen as Directors.

Aldeasa

Eugenio M. Andrades
Director Desarrollo Corporativo y
Relaciones con Inversores

COMISION NACIONAL DEL MERCADO DE VALORES
28 FEB. 2002
REGISTRO DE ENTRADA
Nº 2002 019694/5

Sr.D. Antonio Mas
Director Mercado Secundario
C.N.M.V.
Pº de la Castellana, 15-19
28046 Madrid

Madrid, 28 de Febrero de 2002

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 23 2002
WASH. D.C.
165

Muy Sr. mío:

Adjunto le remitimos la siguiente información relativa a los resultados del año 2001:

- Avance de resultados anuales
- Boletín de Accionistas
- Presentación de resultados

Con este motivo, aprovecho para saludarle muy cordialmente,

Eugenio Andrades

Aldeasa

Eugenio M. Andrades
Director Desarrollo Corporativo y
Relaciones con Inversores

Sr.D. Antonio Mas
Director Mercado Secundario
C.N.M.V.
Pº de la Castellana, 15-19
28046 Madrid

Madrid, 14 de Mayo de 2002

Muy Sr. mío:

Adjunto le remitimos la siguiente información relativa a los resultados del primer trimestre del año 2002:

- Avance de resultados trimestrales
- Boletín de Accionistas
- Presentación de resultados

Con este motivo, aprovecho para saludarle muy cordialmente,

Eugenio Andrades

COMISION NACIONAL DEL MERCADO DE VALORES
14 MAYO 2002
REGISTRO DE ENTRADA
Nº 2002 24971

Velázquez, 47-2º. 28001 Madrid-España. Tel.: +34 91 436 70 59. Fax: +34 91 435 52 00. E-mail: eandrades@jet.es

Aldeasa

Comisión Nacional del Mercado de Valores
Pº de la Castellana, 19
28046 - Madrid
Att. Sr. D. Antonio Más
Director Area de Mercados

COMISION NACIONAL DEL MERCADO DE VALORES
28 MAYO 2002
REGISTRO DE ENTRADA
Nº 2002 53395

53396

SEC MAIL PROCESSING
JUL 23 2002
WASH. D.C. 165 SECTION

Madrid, a 29 de mayo de 2002

Muy señor nuestro:

Adjunto le remitimos la convocatoria de la Junta General Ordinaria y Extraordinaria de Accionistas de la Sociedad, que tendrá lugar el próximo día 14 de junio de 2002, en primera convocatoria, y el 17 de junio de 2002 a la misma hora y en el mismo lugar, en segunda convocatoria, así como el Informe de Propuesta de Acuerdos de la Junta.

Asimismo adjuntamos copia de los Informes de Auditoría, Cuentas Anuales e Informe de Gestión, correspondientes al Ejercicio Económico del año 2001, de Aldeasa, S.A. y de su Grupo Consolidado.

Siguiendo las instrucciones de la Circular 14/1998, incluimos un original y cinco copias de la información antes mencionada para su distribución a los restante Órganos Supervisores.

Atentamente,

Eugenio Andrades Yunta
Dirección de Estrategia, Estudios y Planificación

Registro Mercantil de Madrid, hoja nº 27406, folio 20, tomo 3617, 2880 de la Sección 3ª del Libro de Sociedades. CIF A-28429488

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

Sr. D. Antonio Mas
Director Area de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 29 de enero de 2002

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 23 de enero de 2002, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2001, la cantidad bruta de 0,25€ por acción, de las que, deducido el 18% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,05€, quedará un líquido de 0,20€ por acción.

La citada cantidad se hará efectiva a partir del día 20 de febrero de 2002, de acuerdo con las normas de funcionamiento del Servicio de Compensación y Liquidación de Valores, S.A., a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Artº 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

COMISION [illegible] DEL MERCAD[illegible] VALORES
1[illegible] ABR. 2002
REGIST[illegible] DE ENTRADA
Nº 2002 531[illegible]

Sr. D. Antonio Mas
Director Area de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 18 de abril de 2002

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 23 2002
WASH. D.C. 165

Muy Sr. mío:

El Consejo de Administración de Aldeasa, S.A. acordó, por unanimidad, en su reunión de 17 de abril de 2002, satisfacer, a cuenta del dividendo correspondiente al ejercicio 2001, la cantidad bruta de 0,30 € por acción, de las que, deducido el 18% como retención a cuenta de la imposición sobre rendimientos del capital mobiliario, 0,054 €, quedará un líquido de 0,246 € por acción.

La citada cantidad se hará efectiva a partir del día 21 de mayo de 2002, de acuerdo con las normas de funcionamiento del Servicio de Compensación y Liquidación de Valores, S.A., a través del Banco gestor Bilbao-Vizcaya-Argentaria.

Lo que procedo a poner en conocimiento de esa Comisión Nacional, en cumplimiento de lo dispuesto en el Artº 82 de la Ley del Mercado de Valores.

Atentamente,

Miguel Calvillo Urabayen

Ayala, 42. 28001 Madrid. Tels.: 91 436 70 15 / 91 436 70 00. Fax: 91 576 68 19

Aldeasa

COMISION NACIONAL DEL
MERCADO DE VALORES
- 9 JUL. 2002
REGISTRO DE ENTRADA
Nº 2002 63347

Sr. D. Antonio Mas
Director Area de Mercado
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046-Madrid

Madrid, 8 de julio de 2002

Muy Sr. nuestro:

La Junta General Ordinaria y Extraordinaria de Accionistas de Aldeasa, S.A. acordó en su reunión de 17 de junio de 2002 satisfacer la cantidad global bruta de 2.782.627,00 € como dividendo complementario correspondiente al ejercicio 2001 a las 20.994.000 de acciones de forma que correspondan 0,132544 € brutos por acción.

La citada cantidad se hará efectiva a partir del 15 de julio de 2002, de acuerdo con las normas de funcionamiento del Servicio de Compensación y Liquidación de Valores, S.A. a través del Banco gestor BBVA.

Lo que procedo a poner en conocimiento de esta Comisión, en cumplimiento del Artículo 82 de la Ley de Mercado de Valores.

Atentamente,

Eugenio Andrades Yunta

Registro Mercantil de Madrid, hoja nº 27406, folio 20, tomo 3617, 2880 de la Sección 3ª del Libro de Sociedades. CIF A-28429488

Aldeasa

SERVICIO DE COMPENSACION Y LIQUIDACION DE VALORES, S. A.
- 9 JUL 2002
ENTRADA

Sr. D. Angel Muñoz
Departamento de Registro
Servicio de Compensación y Liquidación
de Valores, S.A.
Orense, 34 – 1ª planta
28020-Madrid

Madrid, 8 de julio de 2002

SEC MAIL PROCESSING RECEIVED JUL 23 2002 WASH. D.C. SECTION 165

Muy Sr. nuestro:

La Junta General Ordinaria y Extraordinaria de Accionistas de Aldeasa, S.A. acordó en su reunión de 17 de junio de 2002 satisfacer la cantidad global bruta de 2.782.627,00 € como dividendo complementario correspondiente al ejercicio 2001 a las 20.994.000 de acciones, de forma que correspondan 0,132544 € brutos por acción.

La citada cantidad se hará efectiva a partir del 15 de julio de 2002, de acuerdo con las normas de funcionamiento de este Servicio a través del Banco gestor BBVA.

Lo que se ha puesto en conocimiento de la Comisión Nacional del Mercado de Valores, en cumplimiento del Artículo 82 de la Ley de Mercado de Valores.

Atentamente,

Eugenio Andrades Yunta

Registro Mercantil de Madrid, hoja nº 27406, folio 20, tomo 3617, 2880 de la Sección 3ª del Libro de Sociedades. CIF A-28429488

D. Antonio Más
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
Madrid

Madrid, a 16 de Enero de 2002

Muy señor nuestro;

Por la presente les adjuntamos la Nota de prensa que va a salir publicada en el día de hoy, comunicando el acuerdo suscrito entre Aldeasa y el Grupo Cortefiel para comercializar las marcas del grupo textil en los aeropuertos que explote Aldeasa.

Es lo anterior, lo que ponemos en su conocimiento a los efectos de lo establecido en el artículo 82 de la Ley del Mercado de Valores.

Muy atentamente,

Miguel Calvillo Urabayen
Consejero-Secretario General

Registro Mercantil de Madrid, hoja nº 27406, folio 20, tomo 3617, 2880 de la Sección 3ª del Libro de Sociedades. CIF A-28429488

Ayala, 42. 28001 Madrid. España

ALDEASA Y EL GRUPO CORTEFIEL FIRMAN UN ACUERDO PARA COMERCIALIZAR LAS MARCAS DEL GRUPO TEXTIL EN LOS ESPACIOS AEROPORTUARIOS

- **Esta alianza a largo plazo, permitirá a ambas compañías mejorar sus ingresos y rentabilidad, adaptándose de manera eficaz al entorno aeroportuario y se hará efectiva con la apertura de dos espacios comerciales, en la Terminal 1 y la Terminal 3 del Aeropuerto Internacional de Madrid-Barajas, el próximo mes de febrero.**

Madrid, 16 de enero de 2002.- Aldeasa, una de las empresas líderes en el sector de *retail* aeroportuario, y el Grupo Cortefiel, uno de los principales grupos españoles textiles, llegan a un acuerdo de colaboración para la explotación conjunta de las marcas que engloba el Grupo Cortefiel en aquellas zonas comerciales aeroportuarias que gestiona Aldeasa y que tiene destinadas a la oferta textil. Además, se contempla la posibilidad de que ambas compañías puedan presentarse conjuntamente a concursos para explotar espacios comerciales en enclaves aeroportuarios tanto nacionales como internacionales, con fórmulas similares a las desarrolladas en España.

La alianza, fruto del interés de Aldeasa por apoyar la moda española, persigue la mejora y ampliación de la oferta textil existente en el entorno aeroportuario. Una oferta que, dados los distintos diseños y posicionamientos de las marcas del Grupo Cortefiel, se ajustará más eficazmente al perfil de los clientes. Para ello, Aldeasa y Grupo Cortefiel desarrollarán conjuntamente espacios comerciales atractivos respetando los estilo propio de cada una de las marcas.

Se trata de un acuerdo a largo plazo que se hará efectivo con la apertura de dos espacios comerciales en la Terminal 1 y Terminal 3 del Aeropuerto Internacional Madrid-Barajas el próximo mes de febrero, en los que se comercializarán, inicialmente, las marcas *Pedro del Hierro, Springfield y Women Secret.*

El Grupo Cortefiel contribuirá con sus marcas comerciales, su capacidad de diseño, compra, producción, y su experiencia en el sector de la distribución de moda. Por su parte, Aldeasa aporta su conocimiento del sector de la distribución aeroportuaria, así como su experiencia en los concursos de licitación para la explotación de locales en aeropuertos, dando soporte logístico a las tiendas.

Esta alianza se inscribe dentro de la política del Grupo Cortefiel de internacionalización, desarrollo y potenciación de sus marcas. Un Grupo textil presente ya en 23 países del mundo. Por su parte Aldeasa continua su filosofía de expansión, diversificación e incorporación de marcas de reconocido prestigio.

Para mayor información:
Raquel Lumbreras raquel_lumbreras@es.cohnwolfe.com
Silvia Cabrera silvia_cabrera@es.cohnwolfe.com
Cohn & Wolfe
Tel. +34 91 592 34 60 / Fax. +34 91 592 34 61

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

COMISION NACIONAL DEL MERCADO DE VALORES
25 MAR. 2002
REGISTRO DE ENTRADA
Nº 2002 025473

Sr.D. Antonio Mas
Director General de Mercados Secundario
Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 15-19
28046 Madrid

Madrid, 25 de Marzo de 2002

SEC MAIL PROCESSING
RECEIVED
JUL 23 2002
WASH, D.C. 165 SECTION

Muy Sr. mío:

Con fecha 14 de marzo de 2002, el Tribunal de Defensa de la Competencia ha resuelto desestimar el recurso interpuesto por The Tie Gallery, S.A., contra el Acuerdo de Sobreseimiento de 4 de septiembre de 2000 del Servicio de Defensa de la Competencia.

Esta resolución del Tribunal de Defensa de la Competencia, que pone fin a la vía administrativa, estima íntegramente la posición mantenida desde un principio por ALDEASA.

Como este acuerdo puede revertir el carácter de hecho relevante, procedo, en cumplimiento de lo dispuesto en el Art. 82 de la Ley del Mercado de Valores, a ponerlo en conocimiento de esa Comisión Nacional.

Con este motivo, aprovecho para saludarle muy cordialmente,

Miguel Calvillo Urabayen
Consejero Secretario General

Ayala, 42. 28001 Madrid. Tels.: 91 436 70 15 / 91 436 70 00. Fax: 91 576 68 19

Aldeasa

Miguel Calvillo Urabayen
Consejero Director General

Sr. D. Antonio Mas
Director General de Mercados Secundarios
C.N.M.V.
Pº de la Castellana, 19
28046-Madrid

Madrid, 14 de mayo de 2002

Muy Sr. mío:

El pasado 10 de mayo de 2002 ALDEASA, S.A. y CORPORACION AGROLIMEN, S.A firmaron un acuerdo por medio del cual la primera adquirió de la segunda el 45% del capital social de FOODLASA, S.L., haciéndose con el 100% de esta Compañía. A su vez ALDEASA le vendió a CORPORACION AGROLIMEN su participación en la sociedad FOODSTATION, S.L.

Sin otro particular le saluda atentamente,

Miguel Calvillo Urabayen

Ayala, 42. 28001 Madrid. Tels.: 91 436 70 15 / 91 436 70 00. Fax: 91 576 68 19

Aldeasa

Comisión Nacional
del Mercado de Valores
Paseo de la Castellana, nº 19
Madrid.- 28046

Atn. D. Antonio Más

Madrid, 18 de junio de 2002

Muy Señor nuestro:

A los efectos previstos en el artículo 82 de la Ley 24/1988, de 28 de julio, reguladora del Mercado de Valores y demás disposiciones complementarias, pongo en conocimiento de esta Comisión el siguiente HECHO RELEVANTE:

En la Junta General Ordinaria y Extraordinaria de Accionistas de Aldeasa, S.A. celebrada el pasado 17 de junio de 2002, se aprobaron, por unanimidad, los siguientes acuerdos:

PRIMERO. A) Aprobar las Cuentas Anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y los Informes de Gestión de ALDEASA, S.A. y de su Grupo Consolidado de Sociedades, correspondiente al ejercicio económico del año 2001.

B) Destinar los beneficios obtenidos por ALDEASA, S.A. durante el ejercicio económico del año 2001, cifrados en 17.851.937 euros, de la siguiente forma:

A Reservas Voluntarias: 37.994 euros.
A Dividendos: 17.813.943 euros, por lo que, una vez deducidos los pagos realizados por cantidades a cuenta de dividendos, esto es, 15.031.316 euros, se pagará un dividendo complementario de 2.782.627 euros, que será distribuido entre todas las acciones. El pago se realizará dentro de los primeros quince días del mes de julio en la fecha que determine el Presidente del Consejo de Administración.

Formando parte integrante de las Cuentas Anuales correspondientes al ejercicio económico del año 2001, se aprueba expresamente el Balance, las Cuentas y el Informe de Gestión de su representación permanente en Portugal "Aldeasa, S.A. Representación Permanente en Portugal", (inscrita en el Registro Comercial de Lisboa, al número 5.457, NIPC 980.110.335. de fecha 31 de Diciembre de 1995), correspondiente al ejercicio finalizado el 31 de Diciembre de 2001, y el resultado líquido obtenido durante el mismo, que asciende a unos beneficios de 246.067,14 euros.

C) Aprobar la gestión del Consejo de Administración correspondiente al ejercicio económico del año 2001.

SEGUNDO. Reelegir como Consejeros de la sociedad, por un periodo de cinco años, a:

Registro Mercantil de Madrid, hoja nº 27406, folio 20, tomo 3617, 2880 de la Sección 3ª del Libro de Sociedades. CIF A-28429488

- Don **FERNANDO LABAD SASIAÍN**, nacido el 16 de marzo de 1938, de nacionalidad española, casado, con domicilio en Alcobendas-Madrid, calle Dalia, 4 y NIF nº 14.167.300-J;
- Don **JUAN DOMÍNGUEZ HOCKING**, nacido el 1 de marzo de 1944, casado, de nacionalidad española, con domicilio en Madrid, calle Jarama, 11 y NIF nº 41.356.465-G;
- Don **JUAN RIZO ESCOSA**, nacido el 28 de febrero de 1955, casado, de nacionalidad española, con domicilio en Madrid, calle Orense, 3 y NIF nº 50.489.516-W;
- Don **JOSÉ RIVA FRANCOS**, nacido el 12 de julio de 1953, casado, de nacionalidad española, con domicilio en Madrid, Avda. Doctor Arce, 20 y NIF nº 652.064-Z;
- Don **ALFREDO NICOLÁS ENS**, nacido el 27 de julio de 1940, casado, de nacionalidad española, con domicilio en Madrid, calle Angel Muñoz, 22 y NIF nº 21.296.237-P, y
- Don **MANUEL GIL DE SANTIVAÑES**, nacido el 8 de diciembre de 1948, casado, de nacionalidad española, con domicilio en Madrid, calle Alcalá, 58 y NIF nº 50.017.143-D.
- Don **MIGUEL CALVILLO URABAYEN**, nacido el 2 de febrero de 1950, casado, de nacionalidad española, con domicilio en Madrid, calle Génova, 3 y NIF nº 249.554-G;

<u>TERCERO</u>. Dejando sin efecto el acuerdo adoptado en la Junta General de 20 de junio de 2001, autorizar al Consejo de Administración, durante un plazo máximo de cinco años, a contar desde la fecha del acuerdo de la Junta General, y sin necesidad de convocatoria ni acuerdo posterior a ésta, para que acuerde el aumento del capital social hasta la cantidad máxima de 12.600.000 euros, mediante aportaciones dinerarias, en una o varias veces, cuando y a medida que las necesidades de la Compañía lo requieran a juicio del propio Consejo de Administración, emitiendo y poniendo en circulación para ello las correspondientes nuevas acciones ordinarias o de cualquier otro tipo de las permitidas por la Ley, así como para modificar el artículo 6º de los vigentes Estatutos Sociales.

Conceder al Consejo de Administración la facultad de excluir, en todo o en parte, el derecho de suscripción preferente respecto de todas o cualesquiera de las emisiones que acordase realizar en virtud de la presente autorización, cuando el interés de la Sociedad así lo exija, y siempre que el valor nominal de las acciones más la prima de emisión, en su caso, se corresponda con el valor real que resulte del informe que, a petición del Consejo de Administración, deberán realizar los auditores de cuentas de la sociedad en cada ocasión en que se hiciere uso de la facultad de exclusión del derecho de suscripción preferente que en este apartado se confiere.

Asimismo, se faculta al Consejo de Administración para solicitar la admisión a cotización en los mercados secundarios de las acciones que se emitan o, en su caso, la modificación del valor nominal de las acciones que ya estén emitidas.

<u>CUARTO</u>. 1) Dejando sin efecto el acuerdo adoptado en la Junta General de 20 de junio de 2001, autorizar a la Sociedad, durante un plazo máximo de dieciocho meses, a contar desde la fecha del acuerdo de la Junta General, para adquirir, por cualquier medio admitido en derecho, directamente o a través de Sociedades de su Grupo, hasta 1.050.000 acciones propias al precio máximo de 60 euros por acción y mínimo de 10 euros por acción, las cuales podrán destinarse, en todo o en parte, al Plan de retribución del personal directivo y

otros empleados de la Sociedad, ello de acuerdo a los efectos previstos por el párrafo último del artículo 75, apartado 1, de la Ley de Sociedades Anónimas, introducido por la Disposición Adicional Decimonovena, apartado 1, de la Ley 55/1999, de 29 de Diciembre, de Medidas Fiscales, Administrativas y del Orden Social.

2) Reducir el capital social con el fin de amortizar las acciones propias que la Sociedad tenga en su Balance, con cargo a beneficios o reservas libres, y por el importe que en cada momento resulte conveniente o necesario, hasta el máximo de las acciones propias en cada momento existentes.

3) Delegar en el Consejo de Administración la ejecución del presente acuerdo de reducción de capital, quien podrá llevarlo a cabo en una o varias veces y dentro del plazo máximo de dieciocho meses, a partir de la fecha de celebración de la presente Junta General, realizando cuantas gestiones y trámites sean precisos o exigidos por la Ley de Sociedades Anónimas y demás disposiciones que le sean de aplicación, así como determinar el importe de la reducción de capital, señalar la fecha o fechas de la concreta reducción o reducciones de capital, su oportunidad y conveniencia y cuantos otros acuerdos sean precisos, a los efectos de dicha amortización y consiguiente reducción de capital social, designando a las personas que puedan intervenir en su formalización.

QUINTO. Aprobar la implantación del Plan de Retribución para los Directivos de la Compañía, referenciado al valor de cotización de la acción de la Sociedad, que tendrá una duración máxima de treinta y seis (36) meses a contar desde la fecha de aprobación del mismo por parte de la Junta General de Accionistas, esto es, el Plan finalizará el 16 de junio de 2005.

A) Podrán ser designados nuevos beneficiarios del Plan el personal directivo y otros empleados de la sociedad.

B) La cantidad de dinero que resulte o, en su caso, su equivalencia en acciones, se calculará por la diferencia que pudiera producirse entre el valor inicial, que será el valor medio de cotización de la acción a lo largo de los diez (10) días anteriores a la fecha de inicio del Plan, y el valor final que será la cotización media de la acción el día de la liquidación.

   Durante los cinco días hábiles anteriores a las fechas de ejercicio, el beneficiario deberá comunicar a la Sociedad, en su caso, la decisión de ejercitar las opciones en dicha fecha, de acuerdo con el procedimiento establecido en el Plan. En cualquier caso, el beneficiario deberá ejercitar, al menos, un 25% de las opciones inicialmente asignadas.

   Las opciones que no hubiesen sido ejercitadas en la última fecha de ejercicio, quedarán automáticamente revocadas.

C) Para hacer frente a los compromisos asumidos como consecuencia de la aplicación del Plan, el límite máximo de opciones sobre acciones será de hasta 504.020

opciones, pudiendo la Sociedad disponer de las acciones propias que en el momento de la ejecución del Plan tuviese disponibles en autocartera.

2) Delegar a favor del Consejo de Administración las facultades que sean necesarias para la aplicación, ejecución y desarrollo del Plan con las nuevas modificaciones aprobadas.

SEXTO. Reelegir Auditores de Cuentas de la Sociedad y de las Sociedades que integran su Grupo Consolidado, a la compañía "ARTHUR ANDERSEN Y CÍA, S. COM.", que ejercerá la auditoría para el ejercicio económico del año 2002.

SÉPTIMO. Facultar al Consejo de Administración para formalizar, interpretar y ejecutar los acuerdos anteriormente adoptados, así como para subsanar, regularizar, aclarar y armonizar estos acuerdos en relación con el sentido que pueda resultar de la calificación verbal y/o escrita del Registrador Mercantil, hasta su inscripción en los Registros correspondientes.

OCTAVO. Facultar al Presidente y al Secretario del Consejo de Administración para que, cualquiera de ellos indistintamente, pueda realizar cuantos actos y otorgar todo tipo de documentos públicos o privados que sean necesarios o convenientes para la efectividad de los anteriores acuerdos y gestione cuantas autorizaciones o trámites sean exigidos hasta la inscripción de los mismos en los Registros Públicos correspondientes.

Atentamente

Miguel Calvillo Urabayen
Consejero-Secretario General